October 11, 2007

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Mail Stop 6010

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:

PharmaNet Development Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 22, 2007
File No. 001-16119

Dear Mr. Rosenberg:

This letter is submitted on behalf of PharmaNet Development Group, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated August 17, 2007 (the “Comment Letter”) and the Staff’s follow-up verbal response which was received on October 2, 2007 and our conference call with the Staff on October 4, 2007.

On our conference calls, the Staff requested that we examine the materiality of the sale-leaseback transaction in the Consolidated Statements of Cash Flows presented in the Form 10-Q for the Period Ended March 31, 2007, subject to the guidance set forth in the Commission Staff Accounting Bulletin 99 and submit such analysis to the Staff for their review. Such analysis is set forth as Exhibit A, which is attached hereto, for the Staff’s reference.

We believe the foregoing are responsive to the Staff’s request. If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (609) 951-6578.

Sincerely,

/s/ JOHN P. HAMILL
John P. Hamill
EVP and Chief Financial Officer

Securities and Exchange Commission
October 11, 2007

cc.

Jeffrey P. McMullen, President and Chief Executive Officer

Tom Valvano, Grant Thornton LLP

Emilio Ragosa, Esq., Morgan, Lewis & Bockius LLP

Securities and Exchange Commission
October 11, 2007

Exhibit A

PharmaNet Development Group, Inc. (“the Company")

Materiality Analysis – Presentation of Sale-leaseback transaction in Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2007

October 8, 2007

Purpose:

To examine the materiality of the sale-leaseback transaction in the Consolidated Statements of Cash Flows presented in the Form 10-Q for the Three Months Ended March 31, 2007, subject to the guidance set forth in Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin 99 (“SAB 99”). This materiality analysis will assist in determining if a prior period restatement is required had the Company accounted for this transaction as per Statement of Financial Accounting Standard No. 95, “Statement of Cash Flows” (“SFAS 95”).

Background:

In the Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2007, the Company reported $5.4 million of cash outflow from investing activities and $5.4 million of cash inflow from financing activities related to the sale and subsequent leaseback of the Company’s subsidiary facility, located in Quebec City, Canada. In the Notes to the Consolidated Financial Statements, the Company stated that the $5.4 million was “paid by the Investor directly to the builder.” In a letter dated August 17, 2007, the SEC inquired as to the rationale for the presentation of the sale-leaseback transaction in the Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2007.

The Company responded with the explanation that under the terms of Statement of Financial Accounting Standards No. 98, "Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate" (“SFAS 98”), the Company’s contingent liability to the builder, as well its involvement in ensuring the building was designed and built to properly meet operational needs, constitutes "continuing involvement". During the three months ended March 31, 2007, approximately $5.4 million, attributable to construction costs, were paid by the Investor directly to the builder. In the Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2007, the Company presented approximately $5.4 million as cash provided from financing activities and a cash use from investing activities. The decision for such presentation was primarily based on the Company's "continuing involvement" in the project. In addition to ensuring that the building met all the operational needs of our Contract Research Organization (“CRO”), and conformed to regulations mandated in our industry, the Company maintained a building engineer onsite throughout the project. Each invoice had to be approved by the architect in charge of the project before being paid by the Investor to the builder. Under the terms of SFAS 98, paragraph 10 continuing involvement "shall be accounted for by the direct method or as a financing, whichever is appropriate under Statement of

Securities and Exchange Commission
October 11, 2007

Financial Accounting Standard No. 66, Accounting for Sales of Real Estate (“SFAS 66”)." SFAS 66 describes forms of continuing involvement without transfer of risks and rewards, by the seller-lessee with the leased property that result in the seller-lessee not transferring the risks and rewards of the ownership to the buyer-lessor. The Company was required to initiate or support operations and continued to operate the property at its own risk, for an extended period of time or until a specified level of operations had been obtained. Since the Company was required to provide this on-going support, including approval of builder invoices, management of the Company believed that this transaction should be accounted for as a financing arrangement. Hence, this transaction was recorded as a separate line item and source of cash in the “in the “financing activities section” and as a separate line item and use of cash use in investing activities in the Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2007. The Company believes that this presentation, along with the Notes to the Consolidated Financial Statements, represented the transaction fairly and accurately.

The SEC believes that SFAS 95 takes precedence over the rationale provided in the Company’s response letter and suggested that the Company prepare a SAB 99 analysis to determine the materiality of the financial statement presentation. The analysis that follows only addresses the issues of materiality and examines whether the line items are material as defined by SAB 99. This analysis is not intended to change, modify, or contradict management’s original response or accounting treatment.

Analysis:

During 2005, the Company and its wholly-owned subsidiary purchased land for $2.5 million and in 2006 commenced building a new facility in Quebec City, Canada. On October 16, 2006, the Company and its wholly-owned subsidiary entered into an agreement with a third-party Canadian Investor, to sell its Quebec City facility, for which construction was recently completed and which started to house all of the subsidiary's Quebec City operations commencing during the three months ended June 30, 2007. Upon execution of the Sale-Leaseback agreement, the Company received approximately $9.8 million U.S. dollars from the Investor.

The $9.8 million, included in the Consolidated Statements of Cash Flows for the Year Ended December 31, 2006 was accounted for under the guidance of SFAS 95, since the Company incurred these expenses and was reimbursed by the Investor on October 16, 2006. Approximately $6.1 million was paid directly by the Investor to the builder during the three months ended December 31, 2006. This amount was reported as cash used by investing activities and was exactly offset as cash provided by financing activities.

Securities and Exchange Commission
October 11, 2007

For the six months ended June 30, 2007 cash used from investing activities for the purchase of property and equipment related to assets held for sale totaled $7.9 million and for the same period, cash provided from financing activities for the proceeds from the sale-leaseback transaction totaled $7.9 million. The Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2007 will present the information as per SFAS 95 and any impact to the Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2007 will be reversed. The Company recognizes that as a percentage of total financing and investing activities, the line items related to the sale-leaseback transaction are considered material when measured quantitatively. There is no impact from the sale-leaseback transaction to cash provided by (used in) operating activities, and the impact in cash used by investing activities is exactly offset in cash provided by financing activities.

A quantitative analysis is not the only item to consider when determining if a transaction is material in nature. SAB 99 supports the Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 2, Qualitative Characteristics of Accounting Information, in capturing the essential meaning of materiality (paragraph 132): “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” The following five questions address important considerations when examining the “surrounding circumstances”:

1.

Are the misstatements material to the financials as a whole?

2.

If there is more than one misstatement, do the misstatements become material when considered individually?

3.

Would the misstatement cause a reasonable person to act differently had they been recorded correctly?

4.

Will the misstatement cause future financials to be materially misstated?

5.

Was the misstatement performed intentionally?

1.

Are the misstatements material to the financials as a whole? No. The line items in question appear on the Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2007. When considered in total, there is no impact to the net change in cash and cash equivalents for the three months ended March 31, 2007. The cash used from investing activities are offset exactly by cash provided from financing activities. There is no impact to cash flows from operations, and this is important to note when considering how persons utilize the Consolidated Statements of Cash Flows.

Securities and Exchange Commission
October 11, 2007

2.

If there is more than one misstatement, do the misstatements become material when considered individually? No. The two line items in question represent one single sale-leaseback transaction. The cash inflow could not exist without the corresponding cash outflow. As such, there is only one transaction to be considered.

3.

Would the misstatement cause a reasonable person to act differently had they been recorded correctly? No. A reasonable person would examine the entire Consolidated Statements of Cash Flows and not just one section. As presented, the cash inflows and outflows associated with the sale-leaseback transaction are separate line items in the Consolidated Statements of Cash Flows. This presentation method clearly identifies that the outflow from investing is equally offset by the inflow from financing, and that both line items are related to the sale-leaseback transaction. The sale-leaseback transaction is further explained in the Notes to the Consolidated Financial Statements. A reasonable person would not consider the investing outflows from the sale-leaseback transaction without also considering the financing inflows from the sale-leaseback. A reasonable person would also scrutinize the Notes to the Consolidated Financial Statements.

4.

Will the misstatement cause future financials to be materially misstated? No. This question is intended to discuss the cumulative effect of errors or omissions over time. If the cumulative impact over a time period moves from insignificant to significant, then the misstatement should be considered material and corrected. In this situation, the dollar amounts of the transaction are no more material in aggregate than they are in each reporting period. As disclosed in the Company’s response to the SEC’s inquiry, all remaining contingencies are expected to be resolved during the three months ended September 30, 2007. The Company has been relieved of future obligations, contingencies and liability related to the construction of the building. Therefore, the sale-leaseback is completed as per Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”) and will be accounted for and disclosed accordingly in the third quarter 2007 Form 10-Q.

5.

Was the misstatement performed intentionally? No. As previously explained in the response to the SEC, the Company believed that guidance under SFAS 66 and SFAS 98 regarding “continuing involvement” applied in determining the proper presentation of the transaction. As the seller-lessee, the Company did not transfer risks and rewards of ownership to the buyer-lessor. There was no overall impact of the sale-leaseback transaction to the net change in cash and cash equivalents for the reported time period. There is no apparent or realized benefit, internally or externally, to be derived from the way the sale-leaseback transaction was presented in the Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2007.

Securities and Exchange Commission
October 11, 2007

Conclusion:

From a qualitative perspective, there is no overall impact to the Consolidated Financial Statements caused by the inclusion of the sale-leaseback transaction in the Consolidated Statements of Cash Flows as the aggregate cash outflows from investing are exactly offset by cash inflows from financing. While the line items are quantitatively material in nature to the investing and financing sections of the Consolidated Statements of Cash Flows, a reasonable person would consider both parts of the sale-leaseback transaction when examining investing and financing activities, along with the Notes to the Consolidated Financial Statements. There was no benefit to the Company by including the sale-leaseback transaction, there was zero impact to cash from operating activities, and there was no impact to our compliance with financial covenants. The Company acted in good faith when considering what accounting guidance to follow in deciding upon the original treatment of the transaction. The Company does not believe a reasonable person’s judgment would be changed or influenced in any manner from this discrete transaction if the reported $5.4 million of cash outflows from investing activities and $5.4 million of cash inflows from financing activities related to the sale and subsequent sale-leaseback of the Quebec City facility were removed from the Consolidated Statement of Cash Flows for the Three Months Ended March 31, 2007. As SAB 99 stresses, definitions of materiality include both qualitative and quantitative factors. When examining all the surrounding circumstances, the transaction is not considered material in view of the guidance set forth in SAB 99 when considering both quantitative and qualitative factors. With regards to the SEC’s perspective that SFAS 95 governs and the sale-leaseback transaction should be a non-cash item, the Company believes the sale-leaseback transaction is not material in nature for the reasons provided above; as a result management’s original judgment survives and thus no restatement is deemed necessary.